EXHIBIT 99.2
EXECUTIVE BOARD

Notice no. 02/2005





                                                                 27 January 2005



Danisco to acquire Genencor

Danisco, one of the world's largest producers of food ingredients, and Genencor International, Inc. (Nasdaq: GCOR) ("Genencor"), a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets, today jointly announced that they have signed a definitive agreement for Danisco to acquire all of the outstanding shares of common stock of Genencor, other than those held by Danisco, Eastman Chemical Company ("Eastman") or their respective subsidiaries, for USD 19.25 per share in cash.

In connection with the definitive agreement with Genencor, Danisco has entered into a definitive stock purchase agreement Eastman under which Danisco will acquire all of the outstanding shares of common stock of Genencor held by Eastman for USD15 per share in cash and all of the outstanding shares of preferred stock of Genencor held by Eastman for USD 44 million in cash, subject to adjustment in certain instances. Danisco and Eastman currently each own approximately 42% of Genencor's outstanding shares of common stock and 50% of Genencor's outstanding shares of preferred stock.


Transaction facts:

o Danisco will acquire the shares in Genencor held by Eastman. Total acquisition price amounts to DKK 2,413 million (USD 419 million) including preferred shares.
o Danisco will commence a tender offer of USD 19.25 per share to the other shareholders in Genencor. A special committee of independent directors of Genencor has reviewed the tender offer transaction on behalf of the Genencor stockholders unaffiliated with Danisco and Eastman. Upon the recommendation of the special committee, the board of directors of Genencor has approved the acquisition agreement and the transaction.
o Completion is expected no later than May 31 2005 following completion of the tender offer.
o Following completion, Genencor will be a wholly-owned subsidiary of Danisco.
o The final transaction is conditional on acquiring a majority of the shares held by public shareholders.
o Danisco has obtained financing for the acquisition through its existing bank relations.

Strategic rationale:

o Genencor's intensive focus on research and development and world-class capabilities in enzyme discovery, optimisation and production will fill Danisco's gaps in the enzyme value chain. Combined with Danisco's capabilities in enzyme application and development for food

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     and feed along with our strong global platform for selling and servicing these two industries, this will give a significant competitive edge for the Danisco divisions dealing with food and feed enzymes.
o An acquisition will position Danisco as a major player in a new profitable business area, industrial enzymes. Furthermore, it will add new exciting technology developments within bio-ingredients in new industries such as personal care.
o Through this new business area, Danisco will be able to service the same customers in more ways, in particular large multinationals with household personal care and food product portfolios.

Further information will follow when the deal has been finalised.


Comments from management

Danisco CEO Alf Duch-Pedersen said: 'Our acquisition of Genencor will enhance Danisco's strong capabilities in enzymes for food and feed. Being an advanced and recognised biotech business, Genencor will expand our knowledge base significantly and broaden our access to a new important business area, industrial enzymes.'

'Our two companies know each other well and the synergy is obvious,' said Jean-Jacques Bienaime, Chairman and CEO of Genencor. 'Now, we will have the depth and the reach to achieve the vision we've had for our business.'

The history of Genencor and Danisco

Danisco's interest in enzymes, including industrial enzymes, dates back more than 35 years. When Danisco acquired Cultor in 1999, this interest in industrial enzymes was renewed, but neither Danisco nor Eastman was able to agree on a valuation whereby one could buy out the other. At that time, Danisco had entered into a strategic process and decided to focus on its world-class positions within food ingredients and sugar and as a consequence divest its activities outside of these business areas. Danisco believes that food ingredients will be a substantial growth driver, with the goal of doubling the business through organic growth and acquisitions.

About Genencor

Genencor International is a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets. Using an integrated set of technology platforms, Genencor's products deliver innovative and sustainable solutions to improve the quality of life. Genencor traces its history to 1982 and has grown to become a leading biotechnology company with over USD 380 million in 2003 annual revenues. Genencor has principal offices in Palo Alto, California; Rochester, New York and Leiden, the Netherlands.

About The Tender Offer

Danisco expects to commence the tender offer as soon as practicable. Once the tender offer is commenced, offering materials will be mailed to Genencor shareholders and Danisco will file all necessary information with the United States Securities and Exchange Commission. Genencor shareholders and other interested parties are urged to read Danisco's tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. Genencor shareholders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or from Danisco by using the 'Investor Relations' contact information below.

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Danisco will be holding a conference call today for investors and analysts at
3.30 pm CET. The dial in number is +353 1 439 0433 and 70 25 23 00 for Danish participants. You can follow the webcast via www.danisco.com. There is a press conference today at 5 pm at Danisco headquarters at Langebrogade, Copenhagen.


For further information, please visit:

www.genencor.com
www.danisco.com
www.eastman.com


Yours faithfully


Alf Duch-Pedersen
CEO





For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@Danisco.com
Media Relations tel.: +45 3266 2913, info@Danisco.com


     Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 9,000 people in some 40 countries and reported net sales of DKK 16.4 billion in 2003/04. Danisco's broad product portfolio includes emulsifiers, stabilisers, cultures, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.



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